UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
January 4, 2007

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On January 4, 2007, bebe stores, inc. issued a press release announcing its December 2006 sales.

The press release relating to the December 2006 sales is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated January 4, 2007.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated January 4, 2007

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Operating Officer and Chief Financial Officer

Contact: Walter Parks
       Chief Operating Officer
       bebe stores, inc.
       (415) 715-3900

<h3 style="text-align:center">bebe stores, inc. Announces December 2006 Sales;
Same Store Sales Increase 4.0%;
Updates Second Quarter Guidance</h3>

BRISBANE, CALIF. – January 4, 2007 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $95.6 million for the five-week period ended December 30, 2006, an increase of 13.5% compared to sales of $84.2 million for the five-week period ended December 31, 2005. Same store sales for the five-week period increased 4.0% compared to an increase of 1.1% for December 2005.

Retail sales for the thirteen-week period ended December 30, 2006 were $196.8 million, an increase of 16.0% compared to sales of $169.7 million for the thirteen-week period ended December 31, 2005. Same store sales for the thirteen-week period increased 5.5% compared to an increase of 2.2% in the prior year.

Retail sales for the year-to-date period ended December 30, 2006 were $353.3 million compared to $294.8 million for the year-to-date period ended December 31, 2005, an increase of 19.8%. Same store sales for the year-to-date period ending December 30, 2006 increased 8.6% compared to an increase of 8.1% for the year-to-date period ending December 31, 2005.

"We are pleased to report our 45th consecutive month of positive comparable store sales growth in December; however, the month and quarter were below our original expectations. Weeks 4 and 5 of December were not as strong as we had planned resulting in lower sales during the quarter. As a result, we currently expect diluted earnings per share for the second quarter of fiscal 2007 to be in the range of $0.25 to $0.29, a decrease from previous guidance in the range of $0.31 to $0.35 per share compared to $0.27 per share in the second quarter of fiscal 2006. The revised earnings guidance is the result of lower than anticipated sales and higher than planned markdowns during the quarter," said Greg Scott, Chief Executive Officer.

"During January, we will be changing the name of the Neda store in San Francisco to bebe accessories (shoes, bags and COLLECTION bebe) due to the recently announced resignation of Neda Mashouf from the company and the Board of Directors. We still believe there is space for a free standing accessory concept, and will continue to experiment in the current location. We will continue to provide higher price shoes and bags in this store and in our side by side accessory stores under the COLLECTION bebe label, and will continue to import primarily from Italy. We believe this change will have a positive effect on the store's results due to the strong brand awareness of the bebe name in the local market," said Greg Scott.

As of December 30, 2006, finished goods inventory per square foot was approximately 15% higher as compared to the prior year.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling 1-877-232-3757.

bebe stores, inc. will host a conference call on Thursday, January 25, 2007 at 1:30 PM Pacific Time to discuss second quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "5609258". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, COLLECTION bebe, Neda by bebe, Neda, BEBE SPORT and bebe O brand names. bebe currently operates 258 stores, of which 189 are bebe stores, 20 are bebe outlet stores, 48 are BEBE SPORT stores and 1 is a Neda by bebe store. These stores are located in the United States, Puerto Rico and Canada. In addition, there is an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, loss of key personnel, difficulties in manufacturing, disruption of supply, adverse economic conditions, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

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